EXHIBIT 99.139
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE
                                  (TSX: AVN.UN)

                                 APRIL 27, 2004

                                 WEB CAST ALERT
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Advantage  Energy  Income Fund is pleased to be  participating  in the  Informed
Investors Canadian Energy Trusts Virtual Forum on Wednesday, April 28, 2004. The keynote speaker is Bill Powers, Editor of Canadian Energy Viewpoint at 9:00 a.m. EDT. Gary Bourgeois, VP Corporate Development, will be presenting on behalf of Advantage at 11:30 a.m. EDT.

Log on to the website at
HTTP://WWW.INFORMEDINVESTORS.COM/IIF_FORUM.ASP?FORUMID=87679 to listen to the presentation.

For further information contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com